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                          September 15, 2021

       Bernard Rubin
       Chief Executive Officer
       ENTERTAINMENT ARTS RESEARCH, INC.
       19109 W Catawba Ave, Suite 200
       Cornelius, NC 28031

                                                        Re: ENTERTAINMENT ARTS
RESEARCH, INC.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 10,
2021
                                                            File No. 024-11608

       Dear Mr. Rubin:

               Our initial review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your amended offering statement fails to include financial statements for all the time periods required for a Tier 1 Offering pursuant to paragraph (b) of Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Milan Saha, Esq.